Atento S.A. Société Anonyme 1 rue Hildegard Von Bingen L-1282 Luxembourg R.C.S. Luxembourg B.185.761 27 September 2023 By ordinary mail Dear Shareholder: We are delighted to inform you that the Annual General Meeting of Shareholders (the “Meeting”) of Atento S.A. (the “Company”) will be held at 10:00 am Central European Time on 19 October 2023. The Meeting will be held at the offices of Loyens & Loeff Luxembourg S.à r.l. at 18-20, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Meeting is set out in the attached Letter and this Proxy Statement. It is important that your shares be represented at the Meeting, regardless of the number of shares you hold or whether or not you plan to attend the Meeting in person. Accordingly, please authorize a proxy to vote your shares as soon as possible in accordance with the instructions you received, as further described in this Proxy Statement. This will not prevent you from voting your shares in person if you subsequently choose to attend the Meeting, subject, however, to the instructions set forth in this Proxy Statement. Please note that any shareholder who has traded its shares or otherwise transferred its shares but has received this notice and attached proxy card, should please direct this notice and proxy card to the new shareholder and should, together with the new shareholder notify the Company of the transfer so that same may be recorded on the Company records. Please note that proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.) no later than 9:59 am Central European Time on 18 October 2023 in order to facilitate vote counting. Thank you for your continued support. Sincerely, Dimitrius Rogerio de Oliveira, Authorized Director, for and on behalf of the Board of Directors of the Company

ii Atento S.A. Société Anonyme 1, rue Hildegard Von Bingen L-1282 Luxembourg R.C.S. Luxembourg B.185.761 Convening Notice to the Annual General Meeting of Shareholders to be held 10:00 am Central European Time on 19 October 2023 at the offices of Loyens & Loeff Luxembourg S.à r.l. at 18-20, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg Dear Shareholders, As mentioned, the Board of Directors of Atento S.A. (the “Board”) is pleased to inform you that (i) the Annual General Meeting of Shareholders (the “Meeting”) of Atento S.A. (the “Company”) will be held at 10:00 am Central European Time on 19 October 2023. The Meeting will be held at the offices of Loyens & Loeff Luxembourg S.à r.l. at 18-20, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. The agenda for the Meeting is as follows: Agenda of the Meeting 1. Approval of the report with respect to the previously declared conflicts of interests in (“the Special Report”) and request of specific discharge to each Director of the Company, the Board of Directors and the Company with respect to such declared conflicts of interests. Decision to approve the Special Report and grant discharge to each Director of the Company, the Board of Directors and the Company with respect to such declared conflicts of interests. 2. Approval of the audited annual accounts of the Company for the financial year ended on December 31, 2022 (the “2022 Annual Accounts”); Decision to approve the 2022 Annual Accounts, consisting of the balance sheet, the profit and loss account, and the notes to the annual accounts, for the Company’s financial year ended on December 31, 2022. 3. Approval of the audit report of the Company with respect to the 2022 Annual Accounts prepared by Deloitte Audit in their capacity as independent auditor (réviseur d’entreprises agréé) of the Company; Decision to approve the 2022 Audit Report relating to the 2022 Annual Accounts as prepared by Deloitte Audit in its capacity as independent auditor (réviseur d’entreprises agréé) of the Company 4. Allocation of results – decision to compensate the losses with the profits brought forward by the Company in relation to the previous financial years and bring forward the remaining loss made by the Company in relation to the 2022 financial year to the next financial year; Decision to compensate the losses in relation to the 2022 financial year, corresponding to an aggregate amount of twelve million five hundred five thousand five hundred sixteen euros and twenty-six eurocents (EUR - 12,505,516.26) with the profits brought forward by the Company in relation to previous financial years, corresponding to an aggregate amount of nine million two hundred thirty-one thousand four hundred three euros and ninety-one eurocents (EUR 9,231,403.91), such that the profits brought forward by the Company are reduced to zero euro (EUR 0).

iii Further decision to bring forward the remaining portion of the losses made by the Company in relation to the 2022 financial year in an aggregate amount of three million two hundred seventy-four thousand one hundred twelve euros and thirty-five eurocents (EUR -3,274,112.35) to the next financial year. 5. Discharge of the members of the Board of Directors of the Company for all and any actions taken for the 2022 financial year; Decision to grant full discharge (quitus) to all the members of the Board for all actions in the performance of their duties and respective mandates in connection with the financial year ended December 31, 2022. 6. Interim discharge to the Board of Directors of the Company for all and any actions taken for the period from 1 January 2023 to the date of this annual general meeting, such interim discharge to become final on presentation of the next financial statements to the general meeting, save in the event of fraud or gross misconduct; Decision to grant interim discharge to all the members of the Board with respect to the performance of their duties and respective mandates for the period from 1 January 2023 to the date of this annual general meeting, such actions to include all and any steps taken by the board in approving or implementing any group restructuring, such interim discharge to become automatically final on presentation of the next financial statements to the general meeting, save in the event of fraud or gross misconduct. 7. Approval of the audited consolidated accounts of the Company for the financial year ended on December 31, 2022 (the “2022 Consolidated Accounts”); Decision to approve the 2022 Consolidated Accounts, consisting of the consolidated balance sheet, the consolidated profit and loss account, and the consolidated notes to the annual accounts, for the Company’s financial year ended on December 31, 2022. 8. Approval of the Management Consolidated Report in relation to the 2022 Consolidated Accounts; Decision to approve the 2022 Management Consolidated Report. 9. Approval of the Audit Report in relation to the 2022 Consolidated Accounts; Decision to approve the 2022 Audit Report relating to the 2022 Consolidated Accounts as prepared by Deloitte Audit in its capacity as independent auditor (réviseur d’entreprises agréé) of the Company. 10. Discharge of auditor of the Company; Decision to grant full discharge (quitus) to Deloitte Audit for the performance of its mandate of independent auditor (réviseur d’entreprises agréé) of the Company for, and in connection with, the financial year ended on December 31, 2022. 11. Renewal of the mandate of Deloitte Audit, as independent auditor (réviseur d’entreprises agréé) of the Company; Decision to renew the mandate of Deloitte Audit, as independent auditor (réviseur d’entreprises agréé) of the Company, until the annual general meeting to be held in 2025. 12. Renewal of the mandate of Mr. John Madden, as class III director of the Company; Decision to renew, with immediate effect, of the mandate of Mr. John Madden, as class III director of the Company, until the annual general meeting to be held in 2026.

iv 13. Acknowledgement of the resignation, with effect as of August 7, 2023, of Mr. Roberto Rittes de Oliveira Silva, as class III director of the Company, the resignation Mr. Camargo Antenor, as class II director of the Company with effect as of 7 march 2023 and the early termination of Mr. Carlos López-Abadía as class II director of the Company with effect as of 1 December 2022 and approval, confirmation and, to the extent necessary, ratification of (i) (a) the co-optation, with effect as of May 16, 2023, of Mr. Mark Nelson-Smith as class II director of the Company as adopted by the Board during its meeting held on May 16, 2023 and (b) his appointment for a period expiring at annual general meeting to be held in 2025, and (ii) (a) the co-optation, with effect as of 30 November 2022, of Mr. Dimitrius Rogerio De Oliveira, as class II director of the Company as adopted by the Board during its meeting held on November 30, 2022 and (b) his appointment for a period expiring at the annual general meeting to be held in 2025. Decision to acknowledge the resignation, with effect as of August 7, 2023, of Mr. Roberto Rittes de Oliveira Silva, as class III director of the Company, the resignation Mr. Camargo Antenor, as class II director of the Company with effect as of 7 march 2023 and the early termination of Mr. Carlos López-Abadía as class II director of the Company with effect as of 1 December 2022 and approval, confirmation and, to the extent necessary, ratification of (i) (a) the co-optation, with effect as of May 16, 2023, of Mr. Mark Nelson-Smith as class II director of the Company as adopted by the Board during its meeting held on May 16, 2023 and (b) his appointment for a period expiring at annual general meeting to be held in 2025, and (ii) (a) the co-optation, with effect as of 30 November 2022, of Mr. Dimitrius Rogerio De Oliveira, as class II director of the Company as adopted by the Board during its meeting held on November 30, 2022 and (b) his appointment for a period expiring at the annual general meeting to be held in 2025. 14. Approval of the 2023 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such; and Decision for an indefinite term as long as the Company’s general meeting of shareholders does not approve anything to the contrary, to fix the maximum global amount of Board members’ remuneration for the year ending December 31, 2023 in their capacity as such at five hundred forty six thousand two hundred twenty four US Dollars (US$ 546.224) of which one hundred and ninety one thousand and two US Dollars (US$ 191.002) will be paid in cash, and three hundred fifty five thousand two hundred twenty two US Dollars (US$ 355.222) will correspond to equity compensation, granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company. 15. Delegation of powers. Decision to authorize and empower any director of the Company, as well as any employee of Alter Domus, Ms. Virginia Beltramini Trapero, Mr Sergio Ricardo Ribeiro Passos and Ms. Estibaliz Medina Urturi (each of them, an Authorised Signatory), each acting individually and severally, on behalf of the Company, to file the 2022 Annual Accounts and 2022 Consolidated Accounts with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), as well as to execute, deliver and perform any action or formality (including, but not limited to, any filings) deemed necessary or useful in relation to the implementation and filing as required of the above resolutions, notably, but not only, in connection with the Renewals, the Resignation[s], the Confirmations, and the accounts’ approvals (including, but not limited to, the filing of any tax returns in relation to the 2022 Annual Accounts and 2022 Consolidated Accounts). Please review the procedures for attending the Meeting or to be represented by way of proxy included in the attached Proxy Statement. Copies of the below-listed documents will be available, as of the date of this notice, and may be obtained free of charge, at www.proxyvote.com and at the Company’s registered office in Luxembourg. Please finally note that proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 9:59 am Central European Time on 18 October 2023 in order to facilitate vote counting. List of documents: – Proxy Statement. – Form of Proxy (Proxy card). – Notice of the Meetings provided to the Company’s Shareholders (Notice and Access Card). – Special Report – Stand-alone annual accounts of the Company as at December 31, 2022. – Auditor’s report for the stand-alone annual accounts of the Company as at December 31, 2022.

v – Consolidated annual accounts of the Company as at December 31, 2022. – Management report of the Board in respect of the consolidated accounts of the Company as at December 31, 2022. – Auditor’s report in respect of the consolidated annual accounts of the Company as at December 31, 2022. Yours faithfully, ________________ Dimitrius Rogerio de Oliveira Authorized Director, for and on behalf of the Board of Directors of the Company

ATENTO S.A. PROXY STATEMENT ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SHAREHOLDERS TO BE HELD ON OCTOBER 19 2023 GENERAL INFORMATION This Proxy Statement is being provided to solicit proxies on behalf of the Board of Atento S.A. (the “Company”, “Atento” , “we” or “us”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of Atento S.A. (the “Company”) to be held at 10:00 am Central European Time on 19 October 2023. The Meeting will be held at the offices of Loyens & Loeff Luxembourg S.à r.l. at 18-20, rue Edward Steichen, L-2540 Luxembourg Luxembourg, Grand Duchy of Luxembourg. We expect to mail this notice by ordinary mail, on or about 27 September, 2023. On that same date, we will also mail a printed copy of this Proxy Statement, and will make available at www.proxyvote.com and at the Company’s registered office in Luxembourg, the Special Report, the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2022, the Auditor’s reports for both stand-alone and consolidated annual accounts. What Constitutes a Quorum No quorum is required for any ordinary resolution to be considered at the Meeting.

2 Non-Votes and Abstentions An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card. With respect to all of the proposals or other matters considered at the Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal. Abstentions and nil votes are not considered votes cast and have no effect on the outcome of any of the proposals (i.e. that they shall not be taken into account for the calculation of the majority). Voting Process and Revocation of Proxies If you are a shareholder at the date of this Meeting, and you received your proxy materials by mail, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy card by mail will not affect your ability to attend the Meeting in-person and vote at the Meeting. If your shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted. You will not be able to attend the Meeting inperson and vote at the Meeting unless you obtain a legal proxy from your bank or brokerage firm, in accordance with the instructions that such holder of record will provide to you. The Company has retained Broadridge Financial Solutions, Inc. as independent tabulation agent to receive and tabulate the proxies cards. If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” each of the proposals identified herein, to the extent that discretion is duly provided for by proxy in accordance with Luxembourg law. It is not expected that any other matters will be brought before the Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law. A shareholder who has given a proxy may revoke it at any time before it is exercised at the Meeting by: • attending the Meeting and voting in person; • delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card, but prior to the date of the Meeting, stating that the proxy is revoked; or • signing and delivering a subsequently dated proxy card prior to the vote at the Meeting. Please note that any shareholder who has traded its shares or otherwise transferred its shares but has received this notice and attached proxy card, should please direct this notice and proxy card to the new shareholder and should, together with the new shareholder notify the Company of the transfer so that same may be recorded on the Company records. You should send any written notice or new proxy card to Atento S.A., c/o Broadridge Financial Solutions, Inc.. If you are a registered holder you may request a new proxy card by contacting our Investor Relations Department at +1 (979)633- 9539 or investor_ relations@atento.com

3 Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting at the Meeting. Your last vote for the Meeting is the vote that will be counted at the Meeting. Attendance at the Meeting Only shareholders or their legal proxy holders are invited to attend the Meeting. For admission, shareholders should come to the Meeting check-in area no less than 15 minutes before the Meeting is scheduled to begin. To be admitted to the Meeting, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your shares in street name you must also bring valid proof of ownership of your shares or a valid legal proxy from the shareholder. If you are a shareholder, you will be admitted to the Meeting only if we are able to verify your shareholder status by checking your name against the list of registered shareholders as of one day before the Meeting. If you hold your shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of one day before the Meeting or a letter from a bank or broker confirming your ownership as of one day before Meeting is sufficient proof of ownership to be admitted to the Meeting. Registration will begin at 9:30 am Central European Time, and the Meeting will begin at 10:00 am Central European Time. No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meeting. Attendees may be asked to pass through a security check prior to entering the Meeting. Solicitation of Proxies We will pay the cost of soliciting proxies for the Meeting. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the letter and Proxy Statement, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly. Board recommendation Our Board unanimously recommends a vote “FOR” with respect to all agenda items of the Meeting.

4 SHAREHOLDER COMMUNICATIONS Shareholders and interested parties may contact any of the Company’s directors, including the nonmanagement directors as a group, the chair of any committee of the Board or any committee of the Board by writing them as follows: Atento S.A. Société Anonyme 1, rue Hildegard Von Bingen L-1282 Luxembourg R.C.S. Luxembourg B 185.761 Attn: Chief Legal Officer Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Chief Legal Officer and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters. OTHER MATTERS Our Board has no knowledge of any other matters to be presented at the Meeting other than those described herein. If any other business properly comes before the shareholders at the Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

Important Notice Regarding the Availability of Proxy Materials for the Meeting of Shareholders to Be Held on October 19, 2023 The Notice and Proxy Statement are available at www.proxyvote.com. Copies of the Special Report, the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2022, the 2022 Management Consolidated Report, the Auditor’s Report relating to the Company’s stand-alone and consolidated accounts for the financial year ended December 31, 2022, are available at www.proxyvote.com. YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder. Details regarding requirements for admission to the Meeting are described in the attached proxy statement under the heading “Attendance at the Meeting.” If you are a shareholder at the date of the Meeting, you will be admitted to the Meeting upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Meeting upon presenting a form of photo identification and proof of share ownership as of one day before the Meeting or a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of one day before Meeting or a letter from a bank or broker confirming your ownership as of one day the Meeting are examples of proof of share ownership for this purpose. If you are a holder of ordinary shares you will be entitled to vote at the Meeting or any adjournment or postponement thereof. Please note that any shareholder who has traded its shares or otherwise transferred its shares but has received this notice and attached proxy card, should please direct this notice and proxy card to the new shareholder and should, together with the new shareholder notify the Company of the transfer so that same may be recorded on the Company records. Regardless of whether or not you plan to attend the Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Meeting. Any shareholder that decides to attend the Meeting in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares at the Meeting. Luxembourg, 27 September 2023. [This page intentionally left blank]